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Filed by Spectrian Corporation
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934.
Subject Company: Spectrian Corporation
Commission File No.:000-24360

Media Contact:
Mike Garfinkel
Executive Vice President
MKR Group
310-314-3800
 MGARFINKEL@MKR-GROUP.COM

Or

Michelle J. Kim
Marketing & IR
Spectrian Corp.
408-745-5785
Michelle_Kim@spectrian.com

FOR IMMEDIATE RELEASE

REMEC ACQUISITION OF SPECTRIAN WEBCAST,
HOSTED BY NEEDHAM AND COMPANY, INC.

        SUNNYVALE, Calif., June 10, 2002—Spectrian Corporation (Nasdaq: SPCT) today announced a webcast, hosted by Needham and Company, Inc., scheduled for Monday, June 10, 2002, at 4:30 p.m. EDT. The presentation will provide further discussion of the Spectrian acquisition by REMEC Inc. (Nasdaq: REMC), and will be presented by Ronald Ragland, REMEC's Chairman and CEO, David Morash, REMEC's Executive Vice President and CFO, and Thomas Waechter, Spectrian's President and CEO.

        Interested investors may listen to the presentation via simultaneous webcast beginning at 4:30 p.m. EDT on Monday, June 10, 2002. To listen, log onto the company's Website at www.spectrian.com and go to "News and Investor Info." Then, click on "Live Webcast—REMEC Acquisition of Spectrian."

About Spectrian

        Spectrian is a leading designer and manufacturer of single-carrier and multicarrier high power RF amplifiers for the worldwide wireless communications industry. Utilized in both wireless data and voice applications, Spectrian amplifiers support AMPS, CDMA, TDMA, GSM, EDGE and 3G technologies for mobile and fixed wireless networks. Spectrian is located at 350 West Java Drive, Sunnyvale, Calif. 94089. For more information, visit the company's Web site at www.spectrian.com or call 408-745-5400.

About REMEC

        REMEC is a designer and manufacturer of high frequency subsystems used in the transmission of voice, video and data traffic over wireless communications networks and in space and defense electronics applications.

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        Certain statements in this press release, including statements regarding the company's presentation are forward-looking statements that are subject to risks and uncertainties. Results could differ materially based on various factors including, and without limitation, the factors detailed in Spectrian's 2001 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarter ended March 31, 2002.

Spectrian is a registered trademark of Spectrian Corporation. Other brand or product names are registered trademarks or trademarks of their respective holders. © Spectrian Corporation, 2002. All rights reserved.

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REMEC ACQUISITION OF SPECTRIAN WEBCAST, HOSTED BY NEEDHAM AND COMPANY, INC.